Exhibit 99.1

Covid-19 testing capacity at Genetic Technologies Accredited Laboratory Temporary transition to high throughput Covid-19 testing Genetic Technologies Limited (Company) has developed a detailed implementation plan to enable a temporary transition of our genetic testing laboratory to a high-throughput Covid-19 testing laboratory, should it be required by Government agencies to assist with demand. Initial work to identify laboratory work-flows, instrument modification, laboratory compliance for biologics and contaminated materials handling has commenced. Secure supply chain of test reagents has been confirmed. This COVID-19 testing implementation plan has been developed as a result of the Company’s expectation of an increase in demand for COVID-19 testing and is not based on any existing agreement to provide COVID-19 testing. The Company currently has clear capacity to provide additional testing services and the proposed transition of our genetic testing laboratory to a high-throughput Covid-19 testing laboratory will not negatively impact the Company’s capacity to continue its current testing activities. Nata and Clia Lab for USA and Australian Markets GTG has a fully NATA and CLIA accredited laboratory which places it in a unique position to service both the Australian and the USA markets subject to regulatory approvals. Utilising current equipment GTG already owns and is in operation we are in a position to conduct approximately 360,000 tests per annum with the potential to double output as required. Application has been made to Medicare to enable the Company to secure a rebate for tests conducted. Transition subject to Government and Community needs Dr George Muchnicki interim CEO, commented "We are prepared to transition our laboratory for the purpose of fighting the Covid-19 Pandemic subject to Government and Community needs." Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328 60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Consumer initiated sales for existing pipeline As announced to the market on 1st April 2020, in light of world-wide recommendations on social distancing, which is impacting on our ability to fully engage with physicians, we have brought forward our plans to introduce a Consumer Initiated Testing (CIT) Platform. This sales pipeline deviates from a traditional sales approach that targets clinicians and instead allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has now commenced negotiations with its preferred independent provider network who will oversee patient ordering of the CIT pipeline and we expect to announce a binding agreement within the coming month. Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited +61 3 9412 7000 17 April 2020 Investor Relations and Media (US) Mr Dave Gentry RedChip Office: 1 800 RED CHIP (733 2447) Cell: 407 491 4498 dave@redchip.com About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products. For more information, please visit www.gtglabs.com Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328 60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000